SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2012

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

This report on Form 6-K is incorporated by reference in the Registration
Statement on Form F-3 of Petróleo Brasileiro -- Petrobras (No. 333-163665).

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Material Fact

Petrobras’ Proved Reserves in 2011

Rio de Janeiro, January 11, 2012 – Petróleo Brasileiro S.A. - Petrobras, announces its proved reserves of oil, condensate and natural gas in 2011 according to the Society of Petroleum Engineers – SPE and Security and Exchange Commission – SEC criteria.

Petrobras’ Proved Reserves in 2011

As per as ANP/SPE criteria:

On December 31st, 2011 Petrobras' Proved Reserves of oil, condensate and natural gas amounted to 16.41 billion barrels of oil equivalent (boe), an increase of 2.7% in relation to last year figures, distributed as shown:

Proved Reserves – SPE	Volume (billion boe)%
Brazil	15.706	96
International	0.706	4
Total	16.412	100

During 2011, 1.315 billion boe were appropriated to the Proved Reserves, while 889 million boe were produced, resulting in an increase of 0.426 billion boe compared to the 2010 reserves (15.986 billion boe). The increase in Petrobras’ reserves is the outcome of the incorporation of the new areas discovered in the Pre-Salt in the Santos and Campos Basins, of the new discoveries made in other Basins and Gulf of Mexico, and of the projects deployed in the mature fields in Brazil and abroad.

Proved Reserves Breakdown – SPE	Volume (billion boe)
A) Proved Reserves in December, 2010	15.986
B) 2011 Production	(0.889)
C) Incorporation of Proved Reserves in 2011	1.315
D) Variation (B + C)	0.426
E) Proved Reserves in December, 2011 (A + D)	16.412

For each barrel of oil equivalent produced in 2011, 1.48 barrels of oil equivalent were appropriated, resulting in a Reserve Replacement Index of 148%. The Reserve/Production (R/P) ratio was 18.5 years.

  www.petrobras.com.br/ri/english

Contacts: PETRÓLEO BRASILEIRO S. A. – PETROBRAS

  Investor Relations Department I E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br

Av. República do Chile, 65 – 22nd floor - 20031-912 - Rio de Janeiro, RJ   I Tel.: 55 (21) 3224-1510 / 9947

This document may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forward-looking statements. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

According to SEC criteria:

On December 31st, 2011, Proved Reserves were 12.873 billion boe, representing an increase of 1% in relation to 2010, distributed as shown:

Proved Reserves – SEC Criteria	Volume (billion boe)%
Brazil	12.256	95
International	0.617	5
Total	12.873	100

During 2011, 1.014 billion boe were incorporated into Proved Reserves and 889 million boe were produced, resulting in an increase of 0.125 billion boe in relation to 2010 reserves (12.748 billion boe).

Proved Reserves Breakdown – SEC	Volume (billion boe)
A) Proved Reserves in December, 2010	12.748
B) 2011 Production	(0.889)
C) Incorporation of Proved Reserves in 2011	1.014
D) Variation (B + C)	0.125
E) Proved Reserves in December, 2011 (A + D)	12.873

For each barrel of oil equivalent produced in 2011, 1.14 barrels of oil equivalent were appropriated, resulting in a Reserve Replacement Index of 114%. The Reserve-Production Ratio was 14.5 years.

In addition to the volumes mentioned above, Petrobras has the right to produce, in pre-salt areas, 5 billion barrels of oil equivalent, acquired in 2010 with the Transfer of Rights Agreement.

Petrobras Proved Reserves in Brazil

According to ANP/SPE criteria:

On December 31st, 2011 the Proved Reserves of oil, condensate and natural gas in the fields under concession of Petrobras in Brazil amounted to 15.706 billion boe, representing an increase of 2.8% in relation to 2010.

Proved Reserves - SPE	Volume	%
Oil and Condensate (billion bbl)	13.218	84
Natural Gas (billion m3)	395.548	16
Oil Equivalent (billion boe)	15.706	100

  www.petrobras.com.br/ri/english

Contacts: PETRÓLEO BRASILEIRO S. A. – PETROBRAS

  Investor Relations Department I E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br

Av. República do Chile, 65 – 22nd floor - 20031-912 - Rio de Janeiro, RJ   I Tel.: 55 (21) 3224-1510 / 9947

This document may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forward-looking statements. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

During 2011, 1.242 billion boe were incorporated into Proved Reserves, with production over the same period amounting to 819 million boe, as shown in the following table:

Proved Reserves Breakdown – SPE Criteria	Volume (billion boe)
A) Proved Reserves in December, 2010	15.283
B) 2011 Production	(0.819)
C) Incorporated as Proved Reserves in 2011	1.242
D) Annual Change (B + C)	0.423
E) Proved Reserves in December, 2011 (A + D)	15.706

For each barrel of oil equivalent produced in 2011,1.52 boe were incorporated into Proved Reserves, resulting in a Reserve Replacement Index (RRI) of 152%. According to SPE criteria, Petrobras' Reserve/Production (R/P) ratio in Brazil was 19.2 years.

The highlights in 2011, in terms of Proved Reserves incorporation, were:

▪    Sapinhoá discovery in the pre-salt, at the Santos Basin Operational Unit – UO-BS

▪    Discoveries in the Tiziu e Patativa, at the Rio Grande do Norte and Ceará Operational Unit – UO-RNCE; and Taparinga North, at the Bahia Operational Unit – UO-BA;

▪    Discoveries in the Albacora Field, at the Campos Basin Operational Unit – UO-BC;

▪    Reservoir management in producing fields

From the Campos and Santos Basin Pre-Salt, 0.978 billion boe of proved reserves are being appropriated

According to SEC criteria:

On December 31 2011, the Proved oil, condensate, and natural gas Reserves in the fields under concession to Petrobras in Brazil rose to 12.256 billion barrels of oil equivalent (boe), 1 % more than 2010.

Proved Reserves – SEC Criteria	Volume	%
Oil and Condensate (billion bbl)	10.411	85
Natural Gas (billion m3)	293.323	15
Oil Equivalent (billion boe)	12.256	100

  www.petrobras.com.br/ri/english

Contacts: PETRÓLEO BRASILEIRO S. A. – PETROBRAS

  Investor Relations Department I E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br

Av. República do Chile, 65 – 22nd floor - 20031-912 - Rio de Janeiro, RJ   I Tel.: 55 (21) 3224-1510 / 9947

This document may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forward-looking statements. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

During 2011, 0.937 billion boe were appropriated to the Proved Reserves, compared to a cumulative production of 819 million boe, as shown below:

Proved Reserves Breakdown – SEC Criteria	Volume (billion boe)
A) Proved Reserves in December, 2010	12.138
B) 2011 Production	(0.819)
C) Incorporation of Proved Reserves in 2011	0.937
D) Variation (B + C)	0.118
E) Proved Reserves in December, 2011 (A + D)	12.256

For each barrel of oil equivalent produced in 2011, 1.14 barrels of oil equivalent were appropriated, resulting in a Reserve Replacement Index (RRI) of 114%. The Reserve-Production ratio was 15.0 years.

From the Campos and Santos Basin Pre-Salt, 0.518 billion boe of proved reserves are being appropriated

The main differences between the SEC and ANP/SPE estimates stem from differences in the criteria: oil valorization price and concession term.

International Proved Reserves

According to SPE criteria:

On December 31 2011, Petrobras’ Proved oil, condensate, and natural gas Reserves abroad, as per the SPE criterion, reached 0.706 billion barrels of oil equivalent (boe), 0.4% more than 2010.

Proved Reserves – SPE	Volume	%
Oil and Condensate (billion bbl)	0.471	67
Natural Gas (billion m3)	39.807	33
Oil Equivalent (billion boe)	0.706	100

During 2011, 0.073 billion boe were appropriated to the Proved Reserves, compared to a cumulative production of 70 million boe, as shown below:

Proved Reserves Breakdown – SPE Criteria	Volume (billion boe)
A) Proved Reserves in December, 2010	0.703
B) 2011 Production	(0.070)
C) Incorporation of Proved Reserves in 2011	0.073
D) Variation (B + C)	0.003
E) Proved Reserves in December, 2011 (A + D)	0.706

  www.petrobras.com.br/ri/english

Contacts: PETRÓLEO BRASILEIRO S. A. – PETROBRAS

  Investor Relations Department I E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br

Av. República do Chile, 65 – 22nd floor - 20031-912 - Rio de Janeiro, RJ   I Tel.: 55 (21) 3224-1510 / 9947

This document may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forward-looking statements. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

For each barrel of oil equivalent produced in 2011, 1.04 barrels of oil equivalent were appropriated, resulting in the reserve reposition index of 104%. The Reserve/Production (R/P) ratio was 10 years.

The main reserve incorporations were made in the projects Lucius and Hadrian, located in the Gulf of Mexico, and in the Agbami, Akpo and Egina, located in Nigeria, due to the change in the tax oil payment regime.

SEC criteria:

On December 31 2011, Petrobras’ Proved oil, condensate, and natural gas Reserves abroad, as per the SEC criterion, were 0.617 billion boe, 1 % more than a year earlier (0.610 billion boe).

Proved Reserves - SEC	Volume	%
Oil and Condensate (billion bbl)	0.393	64
Natural Gas (billion m3)	38.070	36
Oil Equivalent (billion boe)	0.617	100

During 2011, 0.077 billion boe were appropriated to the Proved Reserves, compared to a cumulative production of 70 million boe, as shown below:

Proved Reserves Breakdown – SEC Criteria	Volume (billion boe)
A) Proved Reserves in December, 2010	0.610
B) 2011 Production	(0.070)
C) Incorporation of Proved Reserves in 2011	0.077
D) Variation (B + C)	0.007
E) Proved Reserves in December, 2011 (A + D)	0.617

For each barrel of oil equivalent produced in 2011, 1.10 barrels of oil equivalent we appropriated.  The Reserve Replacement Index – RRI was 110% and the Reserve/Production (R/P) ratio was 8.8 years.

The main reserve incorporations were made in the projects Lucius and Hadrian, located in the Gulf of Mexico, and in the Agbami, Akpo and Egina, located in Nigeria, due to the change in the tax oil payment regime.

Petrobras clarifies that the hydrocarbon reserve properties belong to their respective National States.

Almir Guilherme Barbassa

CFO and Investor Relations Officer

Petróleo Brasileiro S.A. – Petrobras

  www.petrobras.com.br/ri/english

Contacts: PETRÓLEO BRASILEIRO S. A. – PETROBRAS

  Investor Relations Department I E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br

Av. República do Chile, 65 – 22nd floor - 20031-912 - Rio de Janeiro, RJ   I Tel.: 55 (21) 3224-1510 / 9947

This document may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forward-looking statements. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 11, 2012
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.